September 24, 2009

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 1, 2009
Form 10-Q for the Fiscal Quarter Ended March 31 and June 30, 2009
Filed May 27, 2009 and August 14, 2009
Response Letter Dated September 10, 2009
File No. 0-31643

Dear Mr. Schwall:

TransAtlantic Petroleum Corp. (“TransAtlantic”) hereby submits the following responses to the letter dated September 21, 2009 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to TransAtlantic’s Form 10-K for the fiscal year ended December 31, 2008 filed April 1, 2009, Form 10-Q for the fiscal quarter ended March 31, 2009 filed May 27, 2009 (the “First Quarter Form 10-Q”) and Form 10-Q for the fiscal quarter ended June 30, 2009 filed August 14, 2009 (the “Second Quarter Form 10-Q”).

For your convenience, we have restated the Staff’s comments below, together with our response to each respective comment. For your convenience, we are also sending to each of Gary Newberry, Shannon Buskirk, Chris White, Ronald Winfrey and Doug Brown a copy of this letter and copies of the Form 10-Q amendments discussed in the responses below marked to show changes from the versions filed previously. We respectfully request that the Staff provide any further comments at its earliest convenience.

TransAtlantic hereby acknowledges that:

•	TransAtlantic is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TransAtlantic may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 14 – Acquisitions, Page F-25

1.	We have reviewed your response to prior comment five noting you allocated the cost of the acquisition of Longe to its assets and liabilities acquired using the carrying value as of the date of acquisition. Paragraph 7 of SFAS 141 states the cost of an acquisition should be allocated using the fair value of those assets and liabilities acquired. Please tell us and identify the differences that may result in the values assigned to the assets and liabilities acquired from Longe if the fair value of those assets and liabilities had been used to allocate the cost of the acquisition.

Response:

To clarify our response to prior comment five, the fair value of Longe’s assets and liabilities acquired was used to allocate the cost of the acquisition (i.e., the fair value of the consideration paid) prior to allocating the reduction of the excess of the fair value to the individual tangible assets. Therefore, there is no difference in the resulting values assigned to the assets and liabilities.

TransAtlantic allocated the fair value of the consideration paid in the following order:

(i)	first to the fair value of the financial assets and liabilities acquired (consisting of deposits on equipment and accounts payable). Each of these assets and liabilities was short-term in nature and was settled at the carrying value within 60 days of closing. Due to their short-term to maturity and or highly liquid nature, TransAtlantic determined that the carrying value of these assets and liabilities equaled their fair value as of the date of acquisition;

(ii)	second to the fair value of the current assets acquired (consisting of other prepaid assets). Each of these assets was short-term in nature and was settled at their carrying value within 60 days of closing. Due to their short-term nature, TransAtlantic determined that the carrying value of these assets equaled their fair value as of the date of acquisition; and

(iii)	finally to the fair value of the property and equipment acquired. However, the sum of the fair value of the individual tangible assets (i.e., property and equipment) (approximately $45.66 million) exceeded the remaining fair value of consideration paid (approximately $32.35 million). In accordance with Paragraph 44 of SFAS 141, this excess (approximately $13.31 million) was allocated as a pro rata reduction in the fair value of the individual tangible assets (i.e., property and equipment) and no portion of the pro rata reduction was allocated to financial assets or other current assets.

As such, there is no difference in the resulting values because TransAtlantic allocated the fair value of the consideration paid to the fair value of individual assets and liabilities acquired prior to allocating the reduction of the excess of the fair value to the individual tangible assets.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 24, 2009

Form 10-Q for the Quarter Ended March 31, 2009

4. Acquisitions, page 14

2.	We have considered your response to our prior comment number six. Revise your statement of cash flows to disclose related party transactions on the face of your financial statements.

Response:

Contemporaneously herewith, TransAtlantic has filed Amendment No. 1 to the First Quarter Form 10-Q and Amendment No. 1 to the Second Quarter Form 10-Q to disclose the purchase of the common shares of Incremental Petroleum Limited from N. Malone Mitchell, 3rd on the face of its Consolidated Statement of Cash Flows. In addition, TransAtlantic has filed Amendment No. 2 to its Registration Statement on Form S-1 (the “Form S-1 Amendment”) making conforming changes.

Form 10-Q for the Quarter Ended June 30, 2009

Notes to Consolidate Financial Statements – unaudited

4. Acquisitions, page 14

3.	We note your response to our prior comment seven. As required by paragraph 68.r(3) of SFAS 141(R), your disclosure should state the fact that you concluded it is impracticable to provide the supplemental pro forma information for the prior reporting period. Please revise your disclosure accordingly.

Response:

Contemporaneously herewith, TransAtlantic has filed Amendment No. 1 to the Second Quarter Form 10-Q to disclose the fact that TransAtlantic concluded that it was impracticable to provide the supplemental pro forma information for the prior reporting period. In addition, TransAtlantic has filed the Form S-1 Amendment making conforming changes.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 24, 2009

10. Common shares, page 17

4.	We have considered your response to our prior comment number eight. The disclosure for your registration rights arrangement as required by Financial Staff Position EITF 00-19-2, paragraph 12 apply even if the likelihood is remote. Revise your footnote to include these disclosures, specifically the information required by paragraph 12(c).

Response:

Contemporaneously herewith, TransAtlantic has filed Amendment No. 1 to the Second Quarter Form 10-Q to provide the disclosure regarding TransAtlantic’s registration rights arrangement as required by Financial Staff Position EITF 00-19-2, paragraph 12. In addition, TransAtlantic has filed the Form S-1 Amendment making conforming changes.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Jeffrey S. Mecom
Jeffrey S. Mecom
Direct Phone Number: (214) 265-4795
Direct Fax Number: (214) 265-4711
Jeff.Mecom@tapcor.com

cc:	Gary Newberry
Shannon Buskirk
Chris White
Ronald Winfrey
Doug Brown
Hilda Kouvelis
Garrett A. DeVries